Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	September 26,	December 28,
	2020	2019
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$288,757	$311,319
Accounts receivable, net	309,377	253,256
Costs and estimated earnings in excess of billings	44,001	13,088
Inventories	209,774	204,787
Other current assets	13,632	13,831
Total current assets	865,541	796,281
Property, plant and equipment, less accumulated depreciation, depletion and amortization (September 26, 2020 - $1,088,710 and December 28, 2019 - $955,815)	1,763,066	1,747,449
Goodwill	1,304,086	1,200,699
Intangible assets, less accumulated amortization (September 26, 2020 - $12,467 and December 28, 2019 - $10,366)	37,923	23,498
Operating lease right-of-use assets	28,551	32,777
Other assets	52,103	55,519
Total assets	$4,051,270	$3,856,223
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$7,942	$7,942
Current portion of acquisition-related liabilities	29,592	30,200
Accounts payable	150,086	116,970
Accrued expenses	144,295	120,237
Current operating lease liabilities	8,193	8,427
Billings in excess of costs and estimated earnings	14,225	13,864
Total current liabilities	354,333	297,640
Long-term debt	1,893,212	1,851,057
Acquisition-related liabilities	12,876	17,666
Noncurrent operating lease liabilities	21,327	25,381
Other noncurrent liabilities	155,011	151,329
Total liabilities	2,436,759	2,343,073
Commitments and contingencies (see note 11)
Members' equity	1,452,758	1,432,718
Accumulated earnings	186,119	101,403
Accumulated other comprehensive loss	(24,366)	(20,971)
Total members' interest	1,614,511	1,513,150
Total liabilities and members' interest	$4,051,270	$3,856,223

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Revenue:
Product	$540,904	$554,721	$1,334,471	$1,293,999
Service	104,342	111,126	228,421	230,389
Net revenue	645,246	665,847	1,562,892	1,524,388
Delivery and subcontract revenue	64,373	66,235	144,926	141,224
Total revenue	709,619	732,082	1,707,818	1,665,612
Cost of revenue (excluding items shown separately below):
Product	331,853	338,119	857,912	846,702
Service	72,778	78,625	162,479	167,550
Net cost of revenue	404,631	416,744	1,020,391	1,014,252
Delivery and subcontract cost	64,373	66,235	144,926	141,224
Total cost of revenue	469,004	482,979	1,165,317	1,155,476
General and administrative expenses	81,499	62,344	218,267	190,915
Depreciation, depletion, amortization and accretion	58,054	55,127	163,760	164,140
Transaction costs	445	751	1,517	1,449
Operating income	100,617	130,881	158,957	153,632
Interest expense	24,561	28,800	77,807	88,020
Loss on debt financings	4,064	—	4,064	14,565
Other income, net	(1,226)	(1,875)	(2,753)	(8,354)
Income from operations before taxes	73,218	103,956	79,839	59,401
Income tax (benefit) expense	(5,106)	18,757	(4,877)	12,265
Net income attributable to Summit LLC	$78,324	$85,199	$84,716	$47,136

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Net income	$78,324	$85,199	$84,716	$47,136
Other comprehensive income (loss):
Foreign currency translation adjustment	2,018	(1,328)	(3,395)	3,263
Income (loss) on cash flow hedges	—	155	—	(148)
Other comprehensive income (loss)	2,018	(1,173)	(3,395)	3,115
Comprehensive income attributable to Summit LLC	$80,342	$84,026	$81,321	$50,251

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine months ended
	September 26, 2020	September 28, 2019
Cash flow from operating activities:
Net income	$84,716	$47,136
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	164,155	166,594
Share-based compensation expense	23,119	15,424
Net gain on asset disposals	(5,746)	(8,030)
Non-cash loss on debt financings	4,064	2,850
Change in deferred tax asset, net	(7,519)	11,153
Other	760	(1,609)
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(48,361)	(121,196)
Inventories	(2,829)	16,296
Costs and estimated earnings in excess of billings	(30,912)	(31,085)
Other current assets	(75)	5,635
Other assets	8,367	4,992
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	21,729	51,728
Accrued expenses	3,164	9,142
Billings in excess of costs and estimated earnings	395	618
Other liabilities	3,012	(5,805)
Net cash provided by operating activities	218,039	163,843
Cash flow from investing activities:
Acquisitions, net of cash acquired	(123,195)	(2,842)
Purchases of property, plant and equipment	(140,006)	(139,762)
Proceeds from the sale of property, plant and equipment	8,848	13,035
Other	1,395	(207)
Net cash used for investing activities	(252,958)	(129,776)
Cash flow from financing activities:
Capital contributions by member	329	2,559
Proceeds from debt issuances	700,000	300,000
Debt issuance costs	(9,565)	(6,312)
Payments on debt	(666,892)	(264,906)
Payments on acquisition-related liabilities	(7,891)	(8,500)
Distributions	(2,500)	(2,500)
Other	(908)	(501)
Net cash provided by financing activities	12,573	19,840
Impact of foreign currency on cash	(216)	174
Net (decrease) increase in cash	(22,562)	54,081
Cash and cash equivalents – beginning of period	311,319	128,508
Cash and cash equivalents – end of period	$288,757	$182,589

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	earnings (deficit)	loss	interest
Balance — December 28, 2019	$1,432,718	$101,403	$(20,971)	$1,513,150
Net contributed capital	310	—	—	310
Net loss	—	(63,625)	—	(63,625)
Other comprehensive loss	—	—	(8,359)	(8,359)
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	4,905	—	—	4,905
Shares redeemed to settle taxes and other	(908)	—	—	(908)
Balance — March 28, 2020	$1,434,525	$37,778	$(29,330)	$1,442,973
Net income	—	70,017	—	70,017
Other comprehensive income	—	—	2,946	2,946
Share-based compensation	4,892	—	—	4,892
Balance — June 27, 2020	$1,439,417	$107,795	$(26,384)	$1,520,828
Net contributed capital	19	—	—	19
Net income	—	78,324	—	78,324
Other comprehensive income	—	—	2,018	2,018
Share-based compensation	13,322	—	—	13,322
Balance — September 26, 2020	$1,452,758	$186,119	$(24,366)	$1,614,511

Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$1,385,431
Net contributed capital	766	—	—	766
Net loss	—	(91,564)	—	(91,564)
Other comprehensive income	—	—	2,192	2,192
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,906	—	—	5,906
Shares redeemed to settle taxes and other	(501)	—	—	(501)
Balance — March 30, 2019	$1,399,912	$(78,758)	$(21,424)	$1,299,730
Net contributed capital	18	—	—	18
Net income	—	53,501	—	53,501
Other comprehensive income	—	—	2,096	2,096
Share-based compensation	4,699	—	—	4,699
Balance — June 29, 2019	$1,404,629	$(25,257)	$(19,328)	$1,360,044
Net contributed capital	1,775	—	—	1,775
Net income	—	85,199	—	85,199
Other comprehensive loss	—	—	(1,173)	(1,173)
Share-based compensation	4,819	—	—	4,819
Balance — September 28, 2019	$1,411,223	$59,942	$(20,501)	$1,450,664

See notes to unaudited consolidated financial statements

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 28, 2019. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of September 26, 2020, the results of operations for the three and nine months ended September 26, 2020 and September 28, 2019 and cash flows for the nine months ended September 26, 2020 and September 28, 2019.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three and nine months ended September 26, 2020 or September 28, 2019.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, and from the provision of services, which are primarily paving and related services.

Products: Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

New Accounting Standards—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces the accounting complexity of implementing a cloud computing service arrangement. The ASU aligns the capitalization of implementation costs among hosting arrangements and costs incurred to develop internal-use software. We adopted this ASU in the first quarter of 2020 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

2. ACQUISITIONS, GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding and available cash. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized. The following table summarizes the Company’s acquisitions by region and period:

	Nine months ended	Year ended
	September 26, 2020	December 28, 2019
West	2	2
East	1	—

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the nine months ended September 26, 2020, as well as the acquisitions completed during 2019 that occurred after September 28, 2019, have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Nine months ended	Year ended
	September 26, 2020	December 28, 2019
Financial assets	$8,866	$—
Inventories	2,328	52
Property, plant and equipment	17,069	3,542
Other assets	758	—
Financial liabilities	(3,980)	(36)
Other long-term liabilities	(6,473)	—
Net assets acquired	18,568	3,558
Goodwill	105,280	1,834
Purchase price	123,848	5,392
Other	(652)	—
Net cash paid for acquisitions	$123,196	$5,392

Changes in the carrying amount of goodwill, by reportable segment, from December 28, 2019 to September 26, 2020 are summarized as follows:

	West	East	Cement	Total
Balance—December 28, 2019	$585,617	$410,426	$204,656	$1,200,699
Acquisitions (1)	105,298	—	—	105,298
Foreign currency translation adjustments	(1,911)	—	—	(1,911)
Balance—September 26, 2020	$689,004	$410,426	$204,656	$1,304,086
_______________________________________________________________________
(1) Reflects goodwill from acquisitions completed during the nine months ended September 26, 2020 and working capital adjustments from prior year acquisitions.

The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits. The following table shows intangible assets by type and in total:

	September 26, 2020			December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$23,345	$(1,162)	$22,183	$6,609	$(290)	$6,319
Mineral leases	19,225	(7,286)	11,939	19,064	(6,408)	12,656
Reserve rights	6,234	(2,444)	3,790	6,234	(2,248)	3,986
Trade names	1,000	(1,000)	—	1,000	(958)	42
Other	586	(575)	11	957	(462)	495
Total intangible assets	$50,390	$(12,467)	$37,923	$33,864	$(10,366)	$23,498

Amortization expense totaled $0.7 million and $2.3 million for the three and nine months ended September 26, 2020, respectively, and $0.6 million and $1.4 million for the three and nine months ended September 28, 2019, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to September 26, 2020 is as follows:

2020 (three months)	$686
2021	2,719
2022	2,723
2023	2,590
2024	2,495
2025	2,450
Thereafter	24,260
Total	$37,923

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three and nine months ended September 26, 2020 and September 28, 2019 is as follows:

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Revenue by product*:
Aggregates	$136,396	$137,528	$362,546	$354,050
Cement	82,698	92,482	188,854	202,780
Ready-mix concrete	179,124	172,758	488,710	444,258
Asphalt	128,125	137,753	255,992	254,156
Paving and related services	136,191	138,083	280,446	267,732
Other	47,085	53,478	131,270	142,636
Total revenue	$709,619	$732,082	$1,707,818	$1,665,612
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of September 26, 2020 and December 28, 2019:

	September 26, 2020	December 28, 2019
Trade accounts receivable	$231,663	$191,672
Construction contract receivables	62,183	47,966
Retention receivables	18,501	17,808
Receivables from related parties	1,918	1,596
Accounts receivable	314,265	259,042
Less: Allowance for doubtful accounts	(4,888)	(5,786)
Accounts receivable, net	$309,377	$253,256

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of September 26, 2020 and December 28, 2019:

	September 26, 2020	December 28, 2019
Aggregate stockpiles	$143,271	$140,461
Finished goods	31,657	33,023
Work in process	10,062	7,664
Raw materials	24,784	23,639
Total	$209,774	$204,787

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of September 26, 2020 and December 28, 2019:

	September 26, 2020	December 28, 2019
Interest	$11,413	$26,892
Payroll and benefits	37,862	29,356
Finance lease obligations	24,868	16,007
Insurance	16,888	14,968
Non-income taxes	19,180	7,898
Deferred asset purchase payments	9,686	3,525
Professional fees	788	902
Other (1)	23,610	20,689
Total	$144,295	$120,237
_______________________________________________________________________
(1) Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

6. DEBT

Debt consisted of the following as of September 26, 2020 and December 28, 2019:

	September 26, 2020	December 28, 2019
Term Loan, due 2024:
$619.5 million and $624.3 million, net of $0.9 million and $1.1 million discount at September 26, 2020 and December 28, 2019, respectively	$618,545	$623,140
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $0.9 million discount at December 28, 2019	—	649,133
5 1/8% Senior Notes, due 2025	300,000	300,000
6 1/2% Senior Notes, due 2027	300,000	300,000
5 1/4% Senior Notes, due 2029	700,000	—
Total	1,918,545	1,872,273
Current portion of long-term debt	7,942	7,942
Long-term debt	$1,910,603	$1,864,331

The contractual payments of long-term debt, including current maturities, for the five years subsequent to September 26, 2020, are as follows:

2020 (three months)	$3,177
2021	6,353
2022	6,354
2023	6,354
2024	597,253
2025	300,000
Thereafter	1,000,000
Total	1,919,491
Less: Original issue net discount	(946)
Less: Capitalized loan costs	(17,391)
Total debt	$1,901,154

Senior Notes—On August 11, 2020, Summit LLC and Summit Finance (together, the “Issuers”) issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020 (the "2020 Indenture"). The 2020 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2020 Indenture also contains customary events of default. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

In August 2020, using the proceeds from the 2029 Notes, all of the outstanding $650.0 million 6.125% senior notes due 2023 (the “2023 Notes”) were redeemed at a price equal to par and the indenture under which the 2023 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $4.1 million were recognized in the quarter ended September 26, 2020, which included charges of $0.8 million for the write-off of original issue discount and $3.3 million for the write-off of deferred financing fees.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of$11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2025 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2020 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of September 26, 2020 and December 28, 2019, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement with respect to the revolving credit commitments to February 25, 2024.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of September 26, 2020 and December 28, 2019, with borrowing capacity of $329.1 million remaining as of September 26, 2020, which is net of $15.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of September 26, 2020 and December 28, 2019, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the nine months ended September 26, 2020 and September 28, 2019:

Deferred financing fees
Balance—December 28, 2019	$15,436
Loan origination fees	9,565
Amortization	(2,499)
Write off of deferred financing fees	(3,338)
Balance—September 26, 2020	$19,164

Balance - December 29, 2018	$15,475
Loan origination fees	6,312
Amortization	(2,668)
Write off of deferred financing fees	(2,851)
Balance - September 28, 2019	$16,268

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.3 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of September 26, 2020 or December 28, 2019.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

Summit LLC and its subsidiaries expect additional unrecognized tax benefits related to the deductibility of interest expense in 2020 and 2019 that if recognized would affect the annual effective tax rate, and included that in its estimate of those amounts in its annual effective tax rate. We did not recognize interest or penalties related to this amount as it is offset by other attributes. No material interest or penalties were recognized in income tax expense during the three and nine months ended September 26, 2020 and September 28, 2019. We recognized uncertain tax benefits in the three and nine months ended September 26, 2020 related to the passage of the Coronavirus Aid, Relief and Economic Stability Act (“CARES Act”) on March 25, 2020.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance — December 28, 2019	$(6,317)	$(14,654)	$—	$(20,971)
Foreign currency translation adjustment	—	(3,395)	—	(3,395)
Balance — September 26, 2020	$(6,317)	$(18,049)	$—	$(24,366)

Balance — December 29, 2018	$(4,392)	$(19,370)	$146	$(23,616)
Foreign currency translation adjustment	—	3,263	—	3,263
Loss on cash flow hedges	—	—	(148)	(148)
Balance — September 28, 2019	$(4,392)	$(16,107)	$(2)	$(20,501)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Nine months ended
	September 26, 2020	September 28, 2019
Cash payments:
Interest	$86,427	$89,759
Payments (refunds) for income taxes, net	1,131	(912)
Operating cash payments on operating leases	8,372	8,188
Operating cash payments on finance leases	2,402	2,322
Finance cash payments on finance leases	11,528	9,806
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$2,931	$4,387
Right of use assets obtained in exchange for finance leases obligations	17,605	18,586

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Topic 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Operating lease cost	$2,478	$2,608	$7,576	$7,757
Variable lease cost	90	151	253	366
Short-term lease cost	14,335	11,871	33,369	28,043
Financing lease cost:
Amortization of right-of-use assets	3,439	2,612	9,307	7,905
Interest on lease liabilities	780	773	2,329	2,404
Total lease cost	$21,122	$18,015	$52,834	$46,475

			September 26, 2020	December 28, 2019
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets			$28,551	$32,777

Current operating lease liabilities			$8,193	$8,427
Noncurrent operating lease liabilities			21,327	25,381
Total operating lease liabilities			$29,520	$33,808
Finance leases:
Property and equipment, gross			$92,873	$82,660
Less accumulated depreciation			(29,663)	(24,907)
Property and equipment, net			$63,210	$57,753

Current finance lease liabilities			$24,868	$16,007
Long-term finance lease liabilities			34,913	40,410
Total finance lease liabilities			$59,781	$56,417

Weighted average remaining lease term (years):
Operating leases			9.0	8.6
Finance lease			2.6	2.6

Weighted average discount rate (%):
Operating leases			5.4%	5.5%
Finance lease			5.2%	5.5%

Maturities of lease liabilities were as follows:
			Operating Leases	Finance Leases
2020 (three months)			$2,444	$4,995
2021			8,818	26,169
2022			5,475	18,519
2023			4,243	6,867
2024			2,547	3,207
2025			1,507	2,573
Thereafter			12,808	2,831
Total lease payments			37,842	65,161
Less imputed interest			(8,322)	(5,380)
Present value of lease payments			$29,520	$59,781

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of September 26, 2020 and December 28, 2019, $33.2 million and $28.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $6.9 million and $7.9 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of September 26, 2020 and December 28, 2019 were $106.9 million and $97.4 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of September 26, 2020 and December 28, 2019 was:

	September 26, 2020	December 28, 2019
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$525	$1,967
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,303	$1,302

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 9.5% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of September 26, 2020 and September 28, 2019.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of September 26, 2020 and December 28, 2019 was:

	September 26, 2020		December 28, 2019
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,939,247	$1,918,545	$1,918,720	$1,872,273
Level 3
Current portion of deferred consideration and noncompete obligations(2)	29,067	29,067	28,233	28,233
Long term portion of deferred consideration and noncompete obligations(3)	11,573	11,573	16,364	16,364
(1)$7.9 million was included in current portion of debt as of September 26, 2020 and December 28, 2019.
(2)Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2, inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of September 26, 2020 and December 28, 2019 and for the three and nine months ended September 26, 2020 and September 28, 2019:

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Revenue*:
West	$390,310	$366,504	$919,016	$848,661
East	234,435	266,587	590,341	596,107
Cement	84,874	98,991	198,461	220,844
Total revenue	$709,619	$732,082	$1,707,818	$1,665,612
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Income from operations before taxes	$73,218	$103,956	$79,839	$59,401
Interest expense	24,561	28,800	77,807	88,020
Depreciation, depletion and amortization	57,364	54,575	161,912	162,417
Accretion	690	552	1,848	1,723
Loss on debt financings	4,064	—	4,064	14,565
Transaction costs	445	751	1,517	1,449
Non-cash compensation	13,322	4,819	23,119	15,424
Other	4,083	(136)	4,287	(2,628)
Total Adjusted EBITDA	$177,747	$193,317	$354,393	$340,371

Total Adjusted EBITDA by Segment:
West	$95,470	$81,936	$196,881	$151,054
East	56,943	76,825	119,900	134,479
Cement	35,086	42,683	63,172	75,537
Corporate and other	(9,752)	(8,127)	(25,560)	(20,699)
Total Adjusted EBITDA	$177,747	$193,317	$354,393	$340,371

	Nine months ended
	September 26, 2020	September 28, 2019
Purchases of property, plant and equipment
West	$51,148	$61,679
East	75,006	61,830
Cement	12,097	15,087
Total reportable segments	138,251	138,596
Corporate and other	1,755	1,166
Total purchases of property, plant and equipment	$140,006	$139,762

	Three months ended		Nine months ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Depreciation, depletion, amortization and accretion:
West	$23,117	$23,307	$67,082	$70,156
East	22,803	19,668	65,293	59,719
Cement	11,155	11,111	28,425	31,280
Total reportable segments	57,075	54,086	160,800	161,155
Corporate and other	979	1,041	2,960	2,985
Total depreciation, depletion, amortization and accretion	$58,054	$55,127	$163,760	$164,140

	September 26, 2020	December 28, 2019
Total assets:
West	$1,540,792	$1,379,684
East	1,347,883	1,288,835
Cement	868,458	868,528
Total reportable segments	3,757,133	3,537,047
Corporate and other	294,137	319,176
Total	$4,051,270	$3,856,223

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the wholly-owned guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
September 26, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$277,052	$3,350	$12,943	$(4,588)	$288,757
Accounts receivable, net	1	289,977	19,486	(87)	309,377
Intercompany receivables	424,533	1,128,619	—	(1,553,152)	—
Cost and estimated earnings in excess of billings	—	40,711	3,290	—	44,001
Inventories	—	203,217	6,557	—	209,774
Other current assets	2,219	9,724	1,689	—	13,632
Total current assets	703,805	1,675,598	43,965	(1,557,827)	865,541
Property, plant and equipment, net	10,383	1,691,382	61,301	—	1,763,066
Goodwill	—	1,222,786	81,300	—	1,304,086
Intangible assets, net	—	37,923	—	—	37,923
Operating lease right-of-use assets	2,793	21,647	4,111	—	28,551
Other assets	3,922,503	197,286	671	(4,068,357)	52,103
Total assets	$4,639,484	$4,846,622	$191,348	$(5,626,184)	$4,051,270
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$—	$—	$—	$7,942
Current portion of acquisition-related liabilities	—	29,592	—	—	29,592
Accounts payable	5,935	135,658	8,580	(87)	150,086
Accrued expenses	37,693	105,201	5,989	(4,588)	144,295
Current operating lease liabilities	874	6,239	1,080	—	8,193
Intercompany payables	1,072,127	469,880	11,145	(1,553,152)	—
Billings in excess of costs and estimated earnings	—	13,139	1,086	—	14,225
Total current liabilities	1,124,571	759,709	27,880	(1,557,827)	354,333
Long-term debt	1,893,212	—	—	—	1,893,212
Acquisition-related liabilities	—	12,876	—	—	12,876
Noncurrent operating lease liabilities	2,801	15,600	2,926	—	21,327
Other noncurrent liabilities	4,389	207,881	107,162	(164,421)	155,011
Total liabilities	3,024,973	996,066	137,968	(1,722,248)	2,436,759
Total member's interest	1,614,511	3,850,556	53,380	(3,903,936)	1,614,511
Total liabilities and member’s interest	$4,639,484	$4,846,622	$191,348	$(5,626,184)	$4,051,270

Condensed Consolidating Balance Sheets
December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$302,474	$5,488	$9,834	$(6,477)	$311,319
Accounts receivable, net	—	234,053	19,236	(33)	253,256
Intercompany receivables	443,323	942,385	—	(1,385,708)	—
Cost and estimated earnings in excess of billings	—	12,291	797	—	13,088
Inventories	—	199,794	4,993	—	204,787
Other current assets	1,763	10,308	1,760	—	13,831
Total current assets	747,560	1,404,319	36,620	(1,392,218)	796,281
Property, plant and equipment, net	11,602	1,674,443	61,404	—	1,747,449
Goodwill	—	1,142,063	58,636	—	1,200,699
Intangible assets, net	—	23,498	—	—	23,498
Operating lease right-of-use assets	3,316	24,551	4,910	—	32,777
Other assets	3,596,161	168,314	734	(3,709,690)	55,519
Total assets	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$—	$—	$—	$7,942
Current portion of acquisition-related liabilities	—	30,200	—	—	30,200
Accounts payable	4,588	103,812	8,603	(33)	116,970
Accrued expenses	51,043	72,970	2,701	(6,477)	120,237
Current operating lease liabilities	764	6,571	1,092	—	8,427
Intercompany payables	922,356	447,827	15,525	(1,385,708)	—
Billings in excess of costs and estimated earnings	—	12,183	1,681	—	13,864
Total current liabilities	986,693	673,563	29,602	(1,392,218)	297,640
Long-term debt	1,851,057	—	—	—	1,851,057
Acquisition-related liabilities	—	17,666	—	—	17,666
Noncurrent operating lease liabilities	3,480	18,047	3,854	—	25,381
Other noncurrent liabilities	4,259	203,919	80,169	(137,018)	151,329
Total liabilities	2,845,489	913,195	113,625	(1,529,236)	2,343,073
Total member's interest	1,513,150	3,523,993	48,679	(3,572,672)	1,513,150
Total liabilities and member’s interest	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223

Condensed Consolidating Statements of Operations
For the three months ended September 26, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$689,842	$23,780	$(4,003)	$709,619
Cost of revenue (excluding items shown separately below)	—	458,028	14,979	(4,003)	469,004
General and administrative expenses	23,955	55,242	2,747	—	81,944
Depreciation, depletion, amortization and accretion	980	55,542	1,532	—	58,054
Operating (loss) income	(24,935)	121,030	4,522	—	100,617
Other (income) loss, net	(134,672)	(889)	(276)	138,675	2,838
Interest expense (income)	31,170	(7,990)	1,381	—	24,561
Income from operation before taxes	78,567	129,909	3,417	(138,675)	73,218
Income tax expense (benefit)	243	(6,286)	937	—	(5,106)
Net income attributable to Summit LLC	$78,324	$136,195	$2,480	$(138,675)	$78,324
Comprehensive income attributable to member of Summit Materials, LLC	$80,342	$136,195	$462	$(136,657)	$80,342

Condensed Consolidating Statements of Operations
For the nine months ended September 26, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,659,526	$61,556	$(13,264)	$1,707,818
Cost of revenue (excluding items shown separately below)	—	1,138,689	39,892	(13,264)	1,165,317
General and administrative expenses	50,964	160,670	8,150	—	219,784
Depreciation, depletion, amortization and accretion	2,960	156,697	4,103	—	163,760
Operating (loss) income	(53,924)	203,470	9,411	—	158,957
Other (income) loss, net	(235,001)	(1,733)	271	237,774	1,311
Interest expense (income)	95,379	(21,352)	3,780	—	77,807
Income from operation before taxes	85,698	226,555	5,360	(237,774)	79,839
Income tax expense (benefit)	982	(7,383)	1,524	—	(4,877)
Net income attributable to Summit LLC	$84,716	$233,938	$3,836	$(237,774)	$84,716
Comprehensive income attributable to member of Summit Materials, LLC	$81,321	$233,938	$7,231	$(241,169)	$81,321

Condensed Consolidating Statements of Operations
For the three months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$706,999	$29,186	$(4,103)	$732,082
Cost of revenue (excluding items shown separately below)	—	467,595	19,487	(4,103)	482,979
General and administrative expenses	13,603	46,816	2,676	—	63,095
Depreciation, depletion, amortization and accretion	1,042	52,739	1,346	—	55,127
Operating (loss) income	(14,645)	139,849	5,677	—	130,881
Other (income) loss, net	(132,261)	(1,501)	222	131,665	(1,875)
Interest expense (income)	32,129	(4,532)	1,203	—	28,800
Income from operation before taxes	85,487	145,882	4,252	(131,665)	103,956
Income tax expense	288	17,325	1,144	—	18,757
Net income attributable to Summit LLC	$85,199	$128,557	$3,108	$(131,665)	$85,199
Comprehensive income attributable to member of Summit Materials, LLC	$84,026	$128,402	$4,436	$(132,838)	$84,026

Condensed Consolidating Statements of Operations
For the nine months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$1,603,338	$70,321	$(8,047)	$1,665,612
Cost of revenue (excluding items shown separately below)	—	1,114,401	49,122	(8,047)	1,155,476
General and administrative expenses	37,887	146,136	8,341	—	192,364
Depreciation, depletion, amortization and accretion	2,986	156,827	4,327	—	164,140
Operating (loss) income	(40,873)	185,974	8,531	—	153,632
Other (income) loss, net	(183,971)	(6,427)	(553)	197,162	6,211
Interest expense (income)	94,848	(10,443)	3,615	—	88,020
Income from operation before taxes	48,250	202,844	5,469	(197,162)	59,401
Income tax expense	1,114	9,673	1,478	—	12,265
Net income attributable to Summit LLC	$47,136	$193,171	$3,991	$(197,162)	$47,136
Comprehensive income attributable to member of Summit Materials, LLC	$50,251	$193,319	$728	$(194,047)	$50,251

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 26, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(110,054)	$288,198	$39,895	$—	$218,039
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(92,085)	(31,110)	—	(123,195)
Purchase of property, plant and equipment	(1,755)	(136,670)	(1,581)	—	(140,006)
Proceeds from the sale of property, plant, and equipment	—	8,708	140	—	8,848
Other	—	1,395	—	—	1,395
Net cash used for investing activities	(1,755)	(218,652)	(32,551)	—	(252,958)
Cash flow from financing activities:
Proceeds from investment by member	(91,856)	87,925	4,260	—	329
Net proceeds from debt issuance	700,000	—	—	—	700,000
Loans received from and payments made on loans from other Summit Companies	145,896	(139,650)	(8,135)	1,889	—
Payments on long-term debt	(654,765)	(11,983)	(144)	—	(666,892)
Payments on acquisition-related liabilities	—	(7,891)	—	—	(7,891)
Debt issuance costs	(9,565)	—	—	—	(9,565)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(823)	(85)	—	—	(908)
Net cash provided by (used in) financing activities	86,387	(71,684)	(4,019)	1,889	12,573
Impact of cash on foreign currency	—	—	(216)	—	(216)
Net (decrease) increase in cash	(25,422)	(2,138)	3,109	1,889	(22,562)
Cash — Beginning of period	302,474	5,488	9,834	(6,477)	311,319
Cash — End of period	$277,052	$3,350	$12,943	$(4,588)	$288,757

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(85,516)	$241,172	$8,187	$—	$163,843
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(2,842)	—	—	(2,842)
Purchase of property, plant and equipment	(1,166)	(129,170)	(9,426)	—	(139,762)
Proceeds from the sale of property, plant, and equipment	—	12,950	85	—	13,035
Other	—	(207)	—	—	(207)
Net cash used for investing activities	(1,166)	(119,269)	(9,341)	—	(129,776)
Cash flow from financing activities:
Proceeds from investment by member	(35,581)	38,140	—	—	2,559
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	147,325	(147,782)	506	(49)	—
Payments on long-term debt	(254,765)	(9,965)	(176)	—	(264,906)
Payments on acquisition-related liabilities	—	(8,500)	—	—	(8,500)
Financing costs	(6,312)	—	—	—	(6,312)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(462)	(39)	—	—	(501)
Net cash provided by (used in) financing activities	147,705	(128,146)	330	(49)	19,840
Impact of cash on foreign currency	—	—	174	—	174
Net increase (decrease) in cash	61,023	(6,243)	(650)	(49)	54,081
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$178,242	$2,197	$7,069	$(4,919)	$182,589